Exhibit 99.3

NEWS RELEASE

Kobex Grants Options

Vancouver, BC – October 27, 2009 Kobex Minerals Inc. (“Kobex” or the “Company”) (AMEX:KXM, TSX.V:KXM) announces pursuant to the Company’s stock option plan, it has granted incentive stock options to directors, employees and consultants of the Company for the purchase of a total of 2,670,000 common shares for a period of 5 years at a price of $0.82 per share.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President or Sam Yik, CFO
Tel: 604-688-9368
 Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills
President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.